
May 13, 2021

Marco Levi
Chief Executive Officer and Director
Ferroglobe PLC
13 Chesterfield Street
London W1J 5JN, United Kingdom

> **Re: Ferroglobe PLC**
> **Registration Statement on Form F-3**
> **Filed May 10, 2021**
> **File No. 333-255973**

Dear Mr. Levi:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Timothy Collins at 202-551-3176 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Brett Nadritch